Select Asset Inc.

May 9, 2013

FILED BY EDGAR CORRESPONDENCE

Ms. Katherine Hsu
Office Chief
Ms. Lulu Cheng
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE: Corporate Backed Callable Trust Certificates,
J.C. Penney Debenture-Backed Series 2006-1 Trust
Corporate Backed Callable Trust Certificates,
J.C. Penney Debenture-Backed Series 2007-1 Trust
Responses to Staff comments on:
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File Nos. 001-33157, 001-33286

Dear Ms. Hsu and Ms. Cheng:

This letter is written on behalf of Select Asset Inc., (the “Company”) in its capacity as depositor for (i) Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-Backed Series 2006-1 Trust (the “2006-1 Trust”) and (ii) Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-Backed Series 2006-1 Trust (the “2007-1 Trust” and together with the 2006-1 Trust, the “Trusts”) in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Trusts dated May 1, 2013.  For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff’s comment letter and we have repeated the Staff’s comments in bold text preceding our responses.

Form 10-K of  J.C. Penney Debenture-Backed Series 2006-1 Trust and J.C. Penney Debenture-Backed Series 2007-1 Trust

General

1.
We note that Forms 10-K must be filed within 90 days after the end of the fiscal year covered by the report. Refer to General Instructions A(2)(c) to Form 10-K.  Please confirm that you plan to file future Forms 10-K within the specified time periods, or if needed, file a notification of late filing on Form 12b-25.

We note that while the Forms 10-K were due by March 31, 2013 (which fell on a Sunday), we filed the Forms 10-K on the first following business day pursuant to Rule 0-3 of the Exchange Act.  However, the Company confirms that it will comply with this comment in its future filings by filing future Forms 10-K within the specified time periods, or if needed, file a notification of late filing on Form 12b-25.

Exhibits 31.1

2.
We note that paragraph five of each of your certifications does not accurately reflect the exact language in Item 601(b)(31)(ii) of Regulation S-K.  Please confirm that in future filings, paragraph five will contain the required language and the representation that any material instances of noncompliance have been disclosed on Form 10-K.

The Company confirms that it will comply with this comment in its future filings by including in the certifications the exact language set forth Item 601(b)(31)(ii) of Regulation S-K.

Exhibits A to Exhibits 33.1

3.
It is not clear why you have excluded the servicing criteria listed under Items 1122(d)(1)(i) and 1122(d)(4)(i) as inapplicable servicing criteria.  Please explain to us as to why these servicing criteria would not apply.

The servicing criteria in Item 1122(d)(1)(i) requires compliance with policies and procedures “instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.”  This criteria was deemed inapplicable because the terms of the transaction agreements governing the Trusts and the certificates do not provide for any performance or similar triggers, early amortization events or events of default of the type described in Item 1122(d)(1)(i).

 The servicing criteria in Item 1122(d)(4)(i) requires that the “collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.”  This criteria was deemed inapplicable because the terms of the transaction agreements governing the Trusts and the certificates do not provide for any ongoing maintenance of the collateral of the type described in Item 1122(d)(4)(i).  Pursuant to the terms of the transaction agreements, the underlying security with respect to each Trust was delivered by the Company to the trustee on the closing date.  The underlying security with respect to each Trust is currently held via book-entry in the Trustee’s account with the Depository Trust Company.  Accordingly, there is no further collateral or other security required to be provided by the Company pursuant to the transaction agreements.

* * * * *

The Company hereby acknowledges to the Commission:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
If the Staff has any questions regarding the foregoing responses, please call the undersigned at (646) 285-9000.

Sincerely,

SELECT ASSET INC.

/s/ William J. Fox
William J. Fox
Chief Financial Office and Executive Vice President

Cc:	Mr. Michael Leto
Ms. Claire Hallowell